P.E. 12/31/01


02013419

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934



For the month of December 2001

(Commission File No. 000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

This Form 6-K consists of the following:

1. Press release, dated December 18, 2001, announcing TELUS' 2002 Financial and Operating Targets


TELUS®

News Release

December 18, 2001

TELUS Sets 2002 Financial and Operating Targets

Vancouver, B.C. – TELUS Corporation (TSE: T and T.A / NYSE: TU) has set targets for 2002 that reflect the continued execution of the Company's growth strategy focused on data, IP and wireless. In addition, TELUS confirms that its previously communicated financial and operating guidance for 2001 remains substantially unchanged.

"The 2002 financial targets reflect the continuation of the growth oriented strategy at TELUS as impacted by the exogenous impact of the regulatory decision on Contribution," stated Robert McFarlane, executive vice president and CFO. "We are targeting to achieve significant underlying 2002 over 2001 revenue and EBITDA growth of 10% or more, excluding the impact of the regulatory local contribution decision on TELUS. Consistent with our strategy, results are expected to be led by strong growth in data and Mobility. Including the impact of the contribution decision, revenue growth would be approximately 4% to 6%, while EBITDA growth would be flat. The Contribution decision is under appeal by TELUS with the federal regulator. Given the uncertainty of the outcome to this appeal and other pending decisions, we have assumed regulatory impacts based on existing decisions and interim rates."

Earnings per share (EPS) will be significantly lower in 2002 due to significant one-time gains on sale of non-core assets in 2001, higher depreciation, financing charges, and Large Corporations Tax.

The 2002 financial targets on key measures are as follows:

	2002 Target	2001 Guidance	Change
Revenue	$7.5 to $7.6 billion	Approx. $7.2 billion	4% to 6%
EBITDA[1]	$2.475 to $2.525 billion	Approx. $2.5 billion	-1% to 1%
Earnings per Share	15 to 20 cents	n/a[3]	n/a[3]
Capital expenditures	$2.1 to $2.2 billion	Approx. $2.6 billion[2]	-15% to -19%
Wireless Subscriber Net Additions	425 to 450 thousand	400 to 440 thousand	2% to 6%
High-speed Internet Subscriber Net Additions	200 thousand or more	120 to 140 thousand	43% to 67%

[1] Earnings before Interest, Taxes, Depreciation & Amortization
[2] 2001 capital expenditure guidance for 2001 includes $356 million for the acquisition of additional wireless spectrum
[3] In 2001, Core EPS guidance was provided whereas the 2002 target is for reported EPS per GAAP

For TELUS Communications, the wireline reporting segment, we are targeting revenue of between $5.4 to $5.45 billion in 2002, as compared to an estimated $5.3 billion in 2001, which implies growth of 2% to 3%. This growth is being negatively impacted by an estimated $390 million reduction in local contribution revenues (7%). EBITDA is targeted to be $2.025 to $2.055 billion in 2002 (after negative impact of $270 million contribution or 12.5%) as compared to an estimated $2.16 billion for 2001, which implies a decrease of 5% to 6%. Included in these targets are the emerging non-incumbent results in Ontario and Quebec, which have estimated revenues of approximately $650 million and negative EBITDA of approximately $125 million.

For TELUS Mobility we are targeting revenue of between $2.1 to $2.15 billion in 2002, as compared to an estimated $1.9 billion in 2001, which implies growth of 11% to 13%. Mobility EBITDA is targeted to be $450 to $470 million for 2002 as compared to $340 million for 2001, which implies growth of 32% to 38%. This includes an approximate $40 million favourable change in contribution for 2002.

Consolidated capital expenditures are targeted at between $2.1 to $2.2 billion and are focussed on generating long-term growth, principally in the wireless and data areas. This represents a significant decrease from the $2.6 billion expected in 2001, including $356 million for purchasing wireless spectrum. TELUS Communications

capital expenditures are estimated to be $1.55 to $1.65 billion for 2002 as compared to less than $1.6 billion in 2001. As previously announced, TELUS Communications will increase capital investments into provisioning of high-speed Internet deployment and central Canadian facilities expansion, while significantly reduced expenditures are planned for the national fibre and IP network given its completion in 2002 as well as capital payments to Verizon. TELUS Mobility capital expenditures are estimated to be approximately $560 million in 2002, as compared to updated expectations of approximately $1 billion including wireless spectrum in 2001, which implies a 44% decrease.

Key Assumptions & Sensitivities

For projection purposes we have not reflected any potential impact from pending regulatory decisions. This includes the outcome of the Company's appeal of the Canadian Radio-television and telecommunication Commission (CRTC) decision on 2002 contribution charge methodology and the expected CRTC decision resulting from the review of the local price cap regime. We have also assumed economic growth consistent with recent provincial and national estimates by the Conference Board of Canada.

We also encourage investors to read the forward looking statement below for the various economic, competitive, regulatory and company factors that could cause actual future financial and operating results to differ from those currently expected.

TELUS Corporation (TSE: T, T.A; NYSE: TU) is one of Canada's leading telecommunications companies providing a full range of telecommunications products and services that connect Canadians to the world. The Company is the leading service provider in Western Canada and provides data, Internet, voice and wireless services to Central and Eastern Canada. For more information about TELUS, visit www.telus.com.

For more information, please contact:

John Wheeler, investor relations, (780) 493-7310
Stan Fidyk, investor relations, (780) 493-7312
Nick Culo, media relations, (780) 493-7236

Note: Media and investors are invited to listen to a live webcast and view slides from the investor conference call on the 2002 guidance at 11:15 a.m. (EST) on Tuesday, December 18 by visiting the TELUS Website www.telus.com/investorcall. A recording will also be available for listening approximately 2 hours after the completion of the call.

FORWARD-LOOKING STATEMENTS

This news release contains statements about expected future events and financial and operating results that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance, or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in Canada and in TELUS' service territories; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; levels of capital expenditures; corporate restructurings and related costs; successful integration of acquisitions; capital and operating expense savings; regulatory decisions; collective agreement negotiations; technological advances; the effect of health and safety concerns and other risk factors described in TELUS' comprehensive public disclosure documents, including the Annual Information Form for 2000, and in other filings with securities commissions in Canada and the U.S.

The forward-looking statements contained in this news release represent TELUS' expectations as of December 18, 2001 and accordingly, are subject to change after such date. TELUS disclaims any intention or obligation

to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.